Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business (the “proposed business combination”).

The below contains excerpts of portions of Mylan N.V.’s third-quarter 2019 earnings conference call, held on November 5, 2019, that are related to the proposed business combination.

November 5, 2019 / 10:00AM ET, MYL - Q3 2019 Mylan N.V. Earnings Call

CORPORATE PARTICIPANTS

Melissa Trombetta

Head-Global Investor Relations, Mylan NV

Robert J. Coury

Chairman, Mylan NV

Heather M. Bresch

Chief Executive Officer & Executive Director, Mylan NV

Rajiv Malik

President & Executive Director, Mylan NV

Kenneth Scott Parks

Chief Financial Officer, Mylan NV

Anthony Mauro

Chief Commercial Officer, Mylan NV

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OTHER PARTICIPANTS

Randall Stanicky

Analyst, RBC Capital Markets LLC

Christopher Schott

Analyst, JPMorgan Securities LLC

Elliot Wilbur

Analyst, Raymond James & Associates, Inc.

Umer Raffat

Analyst, Evercore ISI

David R. Risinger

Analyst, Morgan Stanley & Co. LLC

Gregg Gilbert

Analyst, SunTrust Robinson Humphrey, Inc.

Ashwani Verma

Analyst, Bank of America Merrill Lynch

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MANAGEMENT DISCUSSION SECTION

Melissa Trombetta

Head-Global Investor Relations, Mylan NV

Please note that this call relates to Mylan’s third quarter 2019 earnings and we will be limited in what we can speak about during Q&A regarding the new company and we will not be speaking about Upjohn business. ...

Robert J. Coury

Chairman, Mylan NV

Thank you, Melissa, and good morning, everyone, with a special hello and welcome to all Mylan employees around the world and to the Upjohn employees who will be soon joining forces with us. I would like to provide you with a brief update regarding the proposed combination of Mylan and Pfizer’s Upjohn business, which we announced in July.

But before I do, I would like to briefly remind all of our Mylan stakeholders of some of our board’s rationale for this very powerful strategic and financial transaction. For Mylan, as a standalone company, this transaction represents an acceleration and culmination of our own long-stated goal of building a truly one-of-a-kind global platform, positioned to serve and deliver high-quality affordable medications to patients around the world. The transaction will be, what I describe, as Mylan’s final legacy transaction. The combination with Upjohn, not only achieves our original goal, but it does so while expanding the geographical reach and scale that Mylan sought to create on its own.

In that context, it also allows Mylan to accelerate the expansion of its broad product portfolio and future pipeline, particularly in the Asia Pacific region, for example in countries like China. At the same time, we do expect Mylan’s existing business to benefit greatly from the significant assets that Upjohn will bring to the new company. In particular, the new company will have the benefit of Upjohn’s own high-quality iconic brand portfolio, its own highly talented workforce, needed bench strength and expertise, especially in the emerging growth markets and an enhanced commercial platform.

Overall, I am very impressed with the talented and committed Upjohn team members, whom I have met since the announcement and I know that the Pfizer and Mylan teams are continuing to work hard to transfer all the requisite commercial and other assets to a standalone Upjohn prior to the combination with Mylan. Taking into consideration, these two expected transaction benefits, as we have listened to input from many of our shareholders and other stakeholders over time, and in light of Mylan’s recent strategic review intended to find ways to unlock the unrealized value that we believe still exists in Mylan today. The Mylan board of directors decided to take this opportunity to create a new company, Newco. By combining Mylan with Upjohn’s business, two highly complementary businesses, establishing a truly unique new company profile with no direct pharmaceutical peer set.

Newco will represent more than just a new name. Once the transaction closes, Newco will have a new strategy, a new operating model and a further differentiated product portfolio as compared to Mylan today as well as even a stronger balance sheet with new financial profile that will emphasize a renewed focus on capital return to shareholders through anticipated dividends and stock repurchases. Newco will also be a Delaware company with a shareholder concentric governance model and an expanded new management team comprised of both Mylan and Upjohn executives to support the new operating model going forward.

With that said, one thing will never change at Newco, neither from the perspective of Mylan nor Upjohn, and that is our steadfast commitment to providing high-quality medicines to patients around the world, while serving Newco’s employees, our customers, the communities in which we operate, and Newco truly will create a new champion for global health.

We also envision that Newco will be placing much more emphasis and focus on total shareholder return, and striving to earn multiple expansion from the market. We believe that once investors have had the opportunity to learn more about the newly created company and its unique profile, its differentiated platform, and its ability to deliver sustainable and more predictable results over time, investors will eventually afford Newco, a re-rating in its market multiple relative to Mylan on a standalone basis. This is obviously something that is not going to be automatic, but instead will have to be earned and earned over time. And I assure you Newco will be up for the task.

The Mylan board of directors set the clear first example when it signaled to investors of its willingness, on its own accord, to return the company back to the United States and organize the company in Delaware. We continued to make good progress on the integration and other regulatory steps to be taken prior to closing. We will also at the appropriate time continue to visit and speak with both the Mylan and Pfizer shareholders over the coming months, as well as sell-side analysts to communicate our commitment to the success of the new company and help them better understand and appreciate the value creation opportunity that can be derived for all stakeholders.

Since the announcement, I have been spending a considerable amount of time with both Michael Goettler the new company’s incoming CEO and Rajiv Malik, Newco’s incoming President, both independently as well as together to discuss Newco’s anticipated key company initiatives, considerations and priorities. I am very pleased to report that the Mylan board is very encouraged with their progress and collaboration to-date. We truly believe that Michael and Rajiv represent the right combination to deliver the real power of what both organizations are bringing to the table.

In addition, I have spent time with other executives on both Mylan and Upjohn teams, and can already see and feel the power of what those individuals will also be bringing to Newco. I would like to thank our current CEO, Heather Bresch, for not only her continued leadership here at Mylan, but for also playing a key role in working very closely with Pfizer, Michael, and Rajiv to help lead our integration planning efforts for Newco. I would also like to thank Ken Parks for his continued contribution and his efforts during this critical stage of transition. In terms of the new CFO search, things continue to progress well, and we fully expect to have one announced before closing.

I am excited about Newco’s new management team and other future senior executives of Newco, who will be playing a significant role in optimizing total shareholder return by demonstrating their ability to execute flawlessly on Newco’s new strategic plan, while consistently delivering on their financial objectives. This will be one of the most critical variables, if we are truly to earn the multiple expansions that I discussed above. I would also like to note that since our announcement, I have been on the road with Michael and Rajiv and others as well to meet with shareholders in addition to sell-side analysts, to not only discuss the transaction, but also what we believe to be a solid roadmap for Newco and its management team to focus on and to execute against.

And lastly, and before I turn the call over to Heather to discuss what today’s call is really all about, which is Mylan’s third quarter and year-to-date performance, I would like to comment on one question we received on the S-4 that was recently filed in connection with the transaction. I would simply like to point out that the internal financial projections in the S-4 are not and should not be used as financial guidance for Newco. The financial guidance for the new company will only be delivered by Newco’s management at or around the time of closing, which is still on track to occur in mid-2020. What I can tell you is when Newco’s management does provide initial financial guidance and targets to investors, I fully anticipate that you will be given a strong range of revenues, EBITDA, EBITDA margins, and shown significant free cash flow generation and provided other financial metrics that will be very important for shareholders.

My expectation is that the guidance they provide will also fully account for all the questions that have been swirling around and the new ones that even may come up, whether it’s the VBP in China or Lyrica in the United States or Lyrica in Japan, et cetera and on and on. The new company’s management will fully incorporate their assessment of the potential risk, but even more importantly, the potential upside opportunities known at that time.

In closing, I can certainly tell you that everything I have learned on both sides of the equation since the announcement, has only further confirmed my excitement, my confidence and not only the powerful rationale for this transaction, but the anticipated strength of the combination of these two highly complementary businesses and the ability of the new company to deliver real value to shareholders, based on our new business model over the long and sustainable future ahead.

I will now turn the call over to Heather, but would like to emphasize what Melissa mentioned that we will be limited in what we can speak about on the Q&A regarding the new company and we will not be speaking about Upjohn’s business. Thank you.

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Heather M. Bresch

Chief Executive Officer & Executive Director, Mylan NV

Thank you, Robert, and good morning, everyone, and thank you again for joining today’s call. I would first like to reiterate Robert, the board and management’s continued enthusiasm for the progress we’re making on the path towards a successful close of the combination of Mylan and Pfizer’s Upjohn business. As Robert highlighted, the combination not only makes good financial sense, but also will make a meaningful difference for the patients we serve.

Importantly, the deal also has the potential to create opportunity for Mylan and Upjohn colleagues around the world. For those Mylan employees joining us on today’s call, thank you for all that you continue to contribute to bring our mission to life each day. I’d also like to welcome any Upjohn colleagues who may be listening in. We look forward to continuing to collaborate with you as we work towards next steps in the successful combination of our two companies.

As we prepare for the closing of the Upjohn deal, we are still continuing to focus on the previously announced transformation of Mylan’s business. You’ll recall from previous calls, we view this work as an opportunity to unlock latent value within the organization and instill additional focus on economically profitable performance.

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Rajiv Malik

President & Executive Director, Mylan NV

Thank you, Heather. I would like to echo my excitement about the proposed combination between Mylan and Pfizer’s Upjohn business. As we continue to plan for integrating the company, I look forward to working with Michael and other members of Upjohn management team to ensure our shared success. I also would like to welcome any Upjohn employees who are on this call.

Now, I’d like to further build upon Heather’s comment on our business transformation program. We have completed a holistic review of our business plan and developed an integrated transformation plan for Mylan’s standalone business. We have already began the implementation of this plan, which will continue into 2020 prior to and concurrent with Upjohn integration.

QUESTION AND ANSWER SECTION

Randall Stanicky

Analyst, RBC Capital Markets LLC

Great. Thanks, guys. Just two quick ones. One, just going back to the comments on not viewing the S-4 projections as guidance, with Newco guidance coming at closing, should we still be viewing the initial Newco guidance when the deal was announced as appropriate targets? And then a follow-up for Rob, the bigger picture one on business development. Now that you’re going to become a bigger – have a bigger brand footprint and given the fragmentation of the smaller cap, specialty branded space and there’s a huge opportunity to therapeutically consolidate that space. Is that something you guys are looking at and can you start looking at pursuing that now? Thanks.

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Robert J. Coury

Chairman, Mylan NV

Thank you, Randall. Let me start with the last question. I think you’re spot-on. I’ve read some of your prior notes and have been following you very closely. I think you’re really onto something there. I think what we’re most, most excited about in terms of the future upside and you’re exactly correct.

We are definitely – Mylan was already moving up the value chain, but with the size that we are now, our investment in partnering, especially in the potential to look at future capital allocation and what areas of concentration, the answer is, yes, I do see further alignment to participate in that, because our portfolio that we’re going to be bringing, especially to the Asia-Pacific region, is going to present huge potential upside and I think at the time of closing, I fully expect that we’re going to outline as we talk about future capital allocation and touch on some of these points.

In terms of the numbers we gave in July, we absolutely – and I understand, I wasn’t on Pfizer’s call, but look, we stand by what we gave in July for 2020. I’m simply just reminding people to level-set them on a going-forward basis.

Obviously, we have, I think, very clear vision about what we’re faced with and nothing I see today that has been brought up, not even any new issues that were raised by some who are now getting to better understand the business, does anything to remotely change my absolute excitement about what we created with the two combinations and I’m very much anxious and looking forward to be able to show you that, once we can get closer to the close.

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Christopher Schott

Analyst, JPMorgan Securities LLC

Great. Thanks for the questions. I guess first one here, can you just comment on the China opportunity for the pro forma company in light of the tendering dynamics that have been rolled out? There’s obviously a lot of focus on that market by the Street. So maybe just talk a little bit about what does China look like for the pro forma company over time? And just on that comment on the pro forma guidance, does it fully anticipate some of these tender dynamics?

Second, really quick one. Can you just – you talked earlier this year about the step up in SG&A investment in the portfolio. Does the Upjohn deal change either the priorities for that investment, or the size of those investments as you think about the much broader business that you’ll be running over time? Thanks very much.

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Robert J. Coury

Chairman, Mylan NV

So, thank you, Chris, and I’ll again start with your second question, because it really applies to my commentary on the S-4. When you’re bringing two organizations together, what was in the S-4 are two internal companies’ projections, internal independently company projections.

One of the things that you can’t see that’s actually well underway to your exact question is, those projections do not take into consideration, for example, the regulatory overlay, what products we may have to divest, product rationalization between the two organizations, and then where do you now put your emphasis when you bring the two organizations together.

So your question is well-founded, and I want you to know that work is underway and I do believe between now and closing, we’ll have that all sorted out and be able to lay that out for you in terms of how we see whether it’s SG&A or other cost allocation for the business model on a going-forward basis.

In terms of China, there is nothing really happening in China to be very honest with you that – we’ve not – I can’t say that we didn’t anticipate. Now there’s always nuances. I’m not going to say that we’re Nostradamus and we can predict everything, especially in China, but there’s nothing really there other than there could be a tweak and some of the new roles that they’re putting out that may cause some changes.

But I would say in large part overall, there is an anticipation on our side, not for just what’s happening in China today, but there’s an anticipation for a continuation as that healthcare system over there changes. And the reason why we continue to be extraordinarily bullish is because we’ve now got a true commercial infrastructure over there that is well-situated and suited, especially with a massive product portfolio that we’re bringing.

And by the way, this is a product portfolio that’s very much-needed over there. So we think that all the stars are aligned to move our massive product portfolio that has already been identified to move into the China pipeline. And also to Randall’s question, some of the opportunities we see that we can also – as we go up the value chain to bring and leverage now the strong commercial infrastructure that the Pfizer, Upjohn division now brings us.

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Umer Raffat

Analyst, Evercore ISI

Hi. Thanks so much for taking my questions. Robert, you mentioned you’re comfortable with the numbers previously communicated for 2020. But 2020 is still in flux because of things like Lyrica Japan, which will still be part of 2020, but not pro forma or 2021, if I may. So I guess, if we were to focus on true pro forma number for the combined Newco and I realize a lot of work is going on, a lot of the Street debate is aggregating around a number closer to $18 billion than not. I’m curious to what extent you’re willing to comment or able to comment on that?

Secondly, I’m curious the magnitude of divestitures that might potentially be required because I think that’s one of things that perhaps isn’t baked into a lot of the Street numbers, where if we just put the two together and try to model out China. So I’m curious any early feedback on that?

And finally, one for Ken, if I may. Ken, I’ve looked at the purchase accounting amortization numbers and the sheer magnitude of it always confuses me a bit. So I was going to ask you in simple words what exactly is that? And do you expect it to stay at $1.5 billion for the foreseeable future?

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Kenneth Scott Parks

Chief Financial Officer, Mylan NV

The short answer to your $1.5 billion question is and this is on a Mylan standalone basis obviously, there would be other work done once the Newco transaction occurs.

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Robert J. Coury

Chairman, Mylan NV

I think on the divestitures, at least what I’m being told now Umer, I don’t see it as a real significant number, but I don’t want to jump out in front of the regulators, because they can actually go in one direction or the other, whether it’s our product or even their product that they would require to be divested.

So I’d prefer not to jump out in front. But I think we said this before, and I feel very comfortable, I don’t see it as significant, but there obviously is going to be some. In my understanding, those discussions are progressing quite well.

In terms of – yeah, I mean, look Umer I think that I really can’t comment on more on the numbers that we put out that – as we were trying to say with the assumption if we – looking forward, by the time we anticipate to close, I think, it was July 2020, here’s kind of sort of what we saw the organization looking like.

That range that we’ve given you, that is what it is. I since then – and since we’ve been out trying to discuss with investors and we’re not giving any guidance, I actually have been following a lot what you have been trying to rationalize. I actually think you’re doing a pretty damn good job, forgive me. But I really think you’re doing a great job in trying to also find that right level set.

I cannot wait until we can get closer to close, get some of this work done and really clear up for investors just where is that starting point. And I’ve made it abundantly clear, that starting point from everything I can see and know today, without giving any guidance, I am extremely confident that the street will be very pleased about wherever that starting initial guidance is and the strong EBITDA that’s going to come with it.

Because remember, what you’re going to see is the rationalization of the portfolio, rationalization of cost, based on what we can see out in the future and then the synergies coming in. So that’s why we feel very confident that we’ll give you a very strong range of revenue, without me telling you exactly where that starting point is going to be. And then – and even a stronger range of EBITDA due to the synergies that we intend on bringing in and the cost rationalization that we can see, as we adjust for the various healthcare markets around the world.

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Gregg Gilbert

Analyst, SunTrust Robinson Humphrey, Inc.

And then for Robert, going back to you setting the bar in 2020 and then providing outlook from there, you’ve had some experience, you and the Board and Mylan have had some experience setting long-term guidance for the standalone company. In the past it seemed to create concerns and controversy around your ability to hit it, whether business development would be required, et cetera, et cetera. So my question to you is how will you and the Board approach the concept of long-term guidance when the deal closes and perhaps what was learned from the last time? Thanks.

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Robert J. Coury

Chairman, Mylan NV

So Gregg, let me hit what I consider to be a very powerful and potent question quite frankly. And I think a very fair question. Let me start with the frustration that we the Board have had in the past in dealing just with a point that you have outlined.

And let me tell you why I do not see the same things on a going-forward basis. It comes in two parts. The first is in the past what management was trying to predict was predominantly in my opinion a North American story. A North America story. I don’t know what more to say. The U.S. generics business we had a very high-class issue.

We had some really rare powerful large opportunities in the pipeline to launch and when we planned – when we invested in those original programs, I don’t think anybody could have anticipated the structural changes that have been put into that – that have come into play in the U.S. market, in the North America region, that you had two things happening. There was the tiny issue of when we would get the approvals from the FDA, and then you had the structural changes that actually were occurring, and it was almost like one after the other. So the frustration that the Board and I’m certain that a lot of shareholders had was the predictability of such a powerful pipeline with very large opportunities.

And if you don’t – if these things don’t line up well, it causes a tremendous amount of oscillation, variability, uncertainty, unpredictability. And then, if you put on top of that, the fact that investors have told us time and time again that, if we are not as transparent about all these things that I’m now explaining to you, and it seemed like that we were coming forward after the fact to try to explain these things and one of the things I learned in speaking with investors and also sell-side analysts, is how we can do a much better job if on the inside, we can envision and see all of this potential risk, then why not come to investors and sell-side analysts as quickly in advance as we can, and to layout what we potentially could foresee so that people don’t get frustrated that the company is not being as open as transparent, not providing the right type of disclosures for analysts or investors alike to model. And not wait till the actual event to occur.

So I’m taking my time articulating all this, because if we’re not aware of ourselves and if we’re not aware of what went wrong in the past there’s – it’s going to be – we’re just kidding ourselves about correcting all this as we move forward in the future. Now, as we move forward in the future, one of the other reasons, why I’m helping level-set everybody, and I do – look I think Umer has done a great job in his quest to really dig in deep and really try to understand and I think what can I assure you what we’re doing is identifying all those potential risk that we could see in front. We don’t see anything that we have not – that really has surprised us. But what we haven’t had a chance was to talk about all the other opportunities. And so one of the things I think will be helpful is that once these LOEs of the Upjohn portfolio is out of the way, which we’re fully incorporating. We’re fully anticipating the final LOEs that will go out of the way you’re going to find even a broader and more diversified portfolio that actually has a lot less oscillation to it. And the way we’re going to get investors comfortable going forward is – let me give you an example.

If we decide to report the business on three regions. Let’s just say, developed markets, emerging markets, and Asia Pacific markets, and if there’s one particular market very large like China in Asia Pacific, we’ll carve that out. But I think doing what we promised both all you analysts and investors, we’re going to sit with each and every one of you and we’re going to walk you through and do a SWOT analysis, around each particular region, each particular country, and as we talk about the strength, the weaknesses, the opportunities and threats rather than you relying on us solely to be the only ones giving the – telling you what we anticipate, I think once we go through that exercise, and have our discussion about our views about how we’re looking at the business going forward, your views how we should look at the business going forward, there’s going to be discussions about how we report on our business.

I’m certain, there’s going to be three buckets. Metrics that we absolutely cannot give you. Metrics we absolute are very easy to give you. And the middle bucket, those metrics that I think can provide some great dialogue and really come to a compromise, but make sure that the starting point everybody is on the exact same page.

I don’t think, I want you investors going forward and you analysts to rely solely on management if we do a good enough job, giving you all the information that we have upfront, being even more transparent than maybe what we have been. And allowing you all to reach your own judgment.

So I do feel that going forward, to summarize, I think, it’s going to be a combination of a less volatile business with not as much oscillation to it the way we’re going to level-set and demonstrate this new diversified global platform that we have. I think we can get people comfortable with that.

And then, look, we’re trying to bring in a different kind of a management team who really is focused on execution. When I think about where we’re taking the company and we’re going to definitely need this two, three-year transition period. I’ll be honest with you. We’re moving the company to something quite different in terms of a business model and when it comes to execution, which does require a different mindset, a different managerial mindset. I think, we were well on our way with the beginning of the transformation work that was done, that was going to take time. But I do believe that this transaction has only forced us to accelerate the strategies that we were doing on our own anyway.

And I think that Michael and others, I do believe represent more of the future of where we’re moving the company, because they are much more driven through sheerly executing on numbers and delivering our numbers, while I’ll be just very humbly honest with you, up until this point, Mylan, from 15 years ago, we built and spent our entire time building, building a true one-of-a-kind global platform that is second to none. There is not another peer set that matches what we have built. And that’s why I was so excited about Randall Stanicky’s work he’s doing around this concentration of therapeutic categories, because we really have a global platform to leverage the return on our future investments.

And so I think, look, all this is culminating together and I hope – I apologize for the long-winded answer, but I really thought that was a pretty powerful and potent question that’s on everyone’s mind and I hope I was able to answer that.

Forward-Looking Statements

This transcript contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4 which includes a proxy statement/prospectus (the “Form S-4”), and Form 10 which includes an information statement (the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and has not yet been declared effective. You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the communications on this website are made.

Additional Information and Where to Find It

This transcript shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4 and Form 10 filed by Newco. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This transcript is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.